Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto, Ontario

Canada M5K 1H1

GRANITE ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS FOR 2021 AND CLOSING OF $510.3 MILLION OF ACQUISITIONS

March 9, 2022, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three month period and year ended December 31, 2021 and also announced that it has acquired nine income-producing properties in Canada, the United States, and Europe comprising approximately 3 million square feet at a combined purchase price of approximately $510.3 million.

FOURTH QUARTER HIGHLIGHTS

Highlights for the three month period and year ended December 31, 2021, including events subsequent to the quarter, are set out below:

Financial:

•

Granite’s net operating income (“NOI”) was $86.3 million in the fourth quarter of 2021 compared to $77.5 million in the prior year period, an increase of $8.8 million primarily as a result of acquisition activity beginning in the fourth quarter of 2020;

•	Same property NOI — cash basis(4) increased by 4.0% for the three month period ended December 31, 2021, excluding the impact of foreign exchange;

•

Funds from operations (“FFO”)(1) was $66.8 million ($1.02 per unit) in the fourth quarter of 2021 compared to $59.6 million ($1.00 per unit) in the fourth quarter of 2020. The strengthening Canadian dollar relative to the US dollar and Euro had a negative impact on FFO of $0.04 per unit in the fourth quarter of 2021 relative to 2020;

•

FFO was $255.8 million ($4.00 per unit) excluding refinancing costs of $4.5 million, for the year ended December 31, 2021 as compared to $226.5 million ($4.00 per unit) excluding severance costs of $1.1 million, for the year ended December 31, 2020. The strengthening Canadian dollar relative to the US dollar and Euro had a negative impact on FFO of $0.20 per unit in 2021 relative to 2020;

•

Adjusted funds from operations (“AFFO”)(2) was $59.2 million ($0.90 per unit) in the fourth quarter of 2021 compared to $56.1 million ($0.94 per unit) in the fourth quarter of 2020. The strengthening Canadian dollar relative to the US Dollar and Euro had a negative impact on AFFO of $0.04 per unit in the fourth quarter of 2021 relative to 2020;

•

AFFO was $239.7 million ($3.75 per unit) excluding refinancing costs of $4.5 million, for the year ended December 31, 2021 as compared to $216.8 million ($3.83 per unit) excluding severance costs of $1.1 million, for the year ended December 31, 2020. The strengthening Canadian dollar relative to the US dollar and Euro had a negative impact on AFFO of $0.19 per unit in 2021 relative to 2020;

•	AFFO payout ratio(3) was 84% for the fourth quarter of 2021 compared to 79% in the fourth quarter of 2020;

•

Granite recognized $349.1 million in net fair value gains on investment properties in the fourth quarter of 2021 ($1,298.9 million for the year ended December 31, 2021) which were attributable to various factors including fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA, the United States and Europe. The value of investment properties was partially offset by unrealized foreign exchange losses of $45.0 million ($159.5 million for the year ended December 31, 2021) resulting from the relative strengthening of the Canadian dollar against the US dollar and Euro as at December 31, 2021; and

•

Granite’s net income attributable to stapled unitholders increased to $341.2 million in the fourth quarter of 2021 from $167.6 million in the prior year period primarily due to a $208.3 million increase in net fair value gains on investment properties and a $8.8 million increase in net operating income as noted above, partially offset by a $39.3 million increase in deferred and current income tax expense.

Investments:

During the fourth quarter of 2021, Granite closed the following acquisition previously referenced in its June 2, 2021 press release as being the subject of exclusive negotiations:

100 and 110 Ronson Drive, Toronto, Ontario

•

On December 13, 2021, Granite acquired two distribution warehouse properties located in Toronto, comprising 0.14 million square feet for $34.6 million. The properties are 100% leased to two tenants, at below market rents, for a weighted average remaining lease term of one year and are being acquired at a net in-going yield of 2.8%. Upon expiration of the lease terms and a mark-to-market of the in-place rents, the properties are expected to generate a stabilized yield of approximately 5.0%. Fronting on Highway 401, the properties benefit from exceptional access to the 400 series highways and are located within five kilometers of Toronto’s Pearson International Airport.

In addition to the above, during the fourth quarter of 2021 and including the subsequent events period, Granite completed the following new acquisitions:

Distribution Facility, Greater Toronto Area, Ontario

•

On December 17, 2021, Granite acquired a 0.4 million square foot, 30-foot clear height distribution facility in the Greater Toronto Area. The property was acquired at a purchase price of $66.0 million through a sale-leaseback for an initial term of 15 years, representing a net in-going yield of 5.1%.

Breda, Netherlands

•

On December 17, 2021, Granite acquired two, 36-foot clear height, modern distribution facilities comprising 0.9 million square feet in Breda, Netherlands for $142.5 million (€98.5 million). The properties are 100% leased to two prominent global tenants for a weighted average remaining lease term of 5.7 years and are being acquired at a net in-going yield of 3.6%. The Breda market is well located in the south of the Netherlands between Europe’s biggest ports, the Ports of Rotterdam and Antwerp. The properties benefit from close proximity to the A16, A27 and A58 motorways providing direct access to the Belgian border and key logistics markets within the Netherlands.

Hazeldonk 6520, 6522 and 6524, Breda	Hazeldonk 6526, 6528 and 6530, Breda

Indiana, U.S.

•

On December 22, 2021, Granite acquired a 0.6 million square foot, 36-foot clear height, modern distribution facility located in the Indianapolis submarket of Whitestown, Indiana for $87.5 million (US$68.1 million). Constructed in 2020, the property is 100% leased to a leading fashion e-commerce retailer for an initial term of 11 years and is being acquired at a net in-going yield of 3.9%. A value-enhancing expansion of the property, comprised of approximately 0.3 million square feet, is underway and expected to be completed and delivered to the tenant in the fourth quarter of 2022. The total fixed cost of $39.7 million (US$31.3 million) to complete the expansion will be funded over the course of construction. Upon completion of the building expansion, the lease for the approximate 0.9 million square foot facility will be coterminous for a ten year term, representing a stabilized yield of 4.4%. The facility is well located within the Whitestown submarket with close proximity to major highway I-65 and in close proximity to the FedEx Express World Hub. Indianapolis is a major logistics and distribution hub with connectivity to five major interstate highways.

5400 E 500 S.Whitestown, Indiana	5400 E 500 S. Whitestown, Indiana

Wiesbaden, Korbach and Erfurt, Germany

•

On February 3, 2022, Granite acquired three modern distribution facilities in Germany, together comprising 0.8 million square feet, for $140.0 million (€96.6 million). The properties are 100% leased to high credit-quality global tenants for a weighted average remaining lease term of 7.3 years and are being acquired at an in-going yield of 3.6%.

Georg-Beatzel-Str. 15, Wiesbaden	Raiffeisenstraße 28-32, Korbach	In der langen Else 4, Erfurt

Operations:

•	On November 30, 2021, Granite completed the disposition of its asset in Ebergassing, Austria for proceeds of $13.0 million (€9.0million);

•

As at December 31, 2021, two income producing properties and one parcel of land held for development located in Poland and Czech Republic were classified as assets held for sale with a combined fair value of $64.6 million. On February 18, 2022, Granite completed the disposition of an income producing property and piece of land held for development located in Poland that were classified as held for sale as at December 31, 2021, for gross proceeds of $36.2 million (€25.1 million);

•	On January 1, 2022, Mr. Lawrence Clarfield was promoted to Executive Vice President, General Counsel and Corporate Secretary; and

•

Today, Granite released its Green Bond use of proceeds report with respect to the allocation of net proceeds of Granite’s 3.062% $500.0 million Series 4 Senior Debentures due 2027 (the “2027 Green Bond”) and 2.194% $500.0 million Series 6 Senior Debentures due 2028 (the “2028 Green Bond”). As at December 31, 2021, Granite has allocated a total of $573.7 million of net Green Bond proceeds to Eligible Green Projects, as defined in Granite’s Green Bond Framework, representing 100% and 15% of the net proceeds of the 2027 Green Bond and the 2028 Green Bond, respectively. Sustainalytics, a leading provider of ESG and corporate governance research and ratings to investors, conducted the verification of Granite’s Green Bond use of proceeds. The Green Bond use of proceeds report can be found on Granite’s website.

Financing:

•

On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap, which exchanged Canadian dollar denominated principal and interest payments of Granite’s 2.194% Series 6 senior unsecured debentures due August 30, 2028 (the “2028 Debentures”), for US dollar denominated payments at a fixed interest rate of 2.096%. Simultaneously, Granite entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. The restructuring of a portion of Granite’s hedge relating to the 2028 Debentures will result in annual interest expense savings of approximately $5.5 million or approximately $0.083 on a per unit basis. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2021	2020	2021	2020
Revenue(4)	$105.3	$93.2	$393.5	$340.2
Net operating income (“NOI”)	$86.3	$77.5	$332.7	$293.0
Net income attributable to stapled unitholders	$341.2	$167.7	$1,310.0	$429.8
Funds from operations (“FFO”)(1)	$66.8	$59.6	$251.3	$225.4
Adjusted funds from operations (“AFFO”)(2)	$59.2	$56.1	$235.2	$215.7
Diluted FFO per stapled unit(1)	$1.02	$1.00	$3.93	$3.98
Diluted AFFO per stapled unit(2)	$0.90	$0.94	$3.68	$3.81
Monthly distributions paid per stapled unit	$0.75	$0.73	$3.00	$2.90
AFFO payout ratio(3)	84%	79%	80%	77%

As at December 31,			2021	2020
Fair value of investment properties(9)			$7,971.2	$5,855.6
Assets held for sale(9)			$64.6	—
Cash and cash equivalents			$402.5	$831.3
Total debt(5)			$2,414.0	$2,297.5
Net leverage ratio(6)			25%	25%
Number of income-producing properties(9)			119	108
Gross leasable area (“GLA”), square feet(9)			55.1	49.5
Occupancy, by GLA			99.7%	99.6%
Magna as a percentage of annualized revenue(8)			29%	36%
Magna as a percentage of GLA			22%	27%
Weighted average lease term in years, by GLA			5.8	6.3
Overall capitalization rate(7)			4.5%	5.6%

A more detailed discussion of Granite’s combined financial results for the three months and years ended December 31, 2021 and 2020 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) and the audited combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

COVID-19 PANDEMIC UPDATE

Granite continues to monitor developments regarding the COVID-19 pandemic and to ensure the safety of its tenants and staff. While the full impact of the COVID-19 pandemic continues to be difficult to predict, Granite believes at this time that its portfolio and strong liquidity position will allow it to weather the on-going impact of COVID-19.

During the three months and year ended December 31, 2021, there has not been a significant impact on Granite’s operations, assets or liabilities as a result of the COVID-19 pandemic. Throughout the COVID-19 pandemic thus far, Granite has not realized any negative impacts on rent collections and therefore has not recognized any provisions for uncollected rent at this time. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the year ended December 31, 2021 and Granite does not expect, at this time, that COVID-19 will have a significant negative impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded during the year ended December 31, 2021.

From a liquidity perspective, as at March 9, 2022, Granite has total liquidity of approximately $1.3(10) billion, including its fully undrawn operating facility which is sufficient to meet its current commitments, development and construction projects. Granite’s nearest debt maturity of $400.0 million does not occur until November 2023 and of Granite’s investment property portfolio of approximately $8.0 billion, 99.6% remains unencumbered. Granite believes it is well-positioned to weather any short-term negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

CONFERENCE CALL

Granite will hold a conference call on Thursday, March 10, 2022 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (800) 918-9578. For international callers, please call 1 (416) 641-6701. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 22014895. The replay will be available until Monday, March 21, 2022.

OTHER INFORMATION

Additional property statistics as at December 31, 2021 have been posted to our website at https://granitereit.com/property-statistics-q4-2021. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite has filed its annual report on Form 40-F for the year ended December 31, 2021 with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at http://www.granitereit.com. Hard copies of the audited combined financial statements are available free of charge on request by calling (647) 925-7500 or writing to:

Investor Inquiries

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 134 investment properties representing approximately 55.9 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES, RATIOS AND RECONCILIATIONS

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI—cash basis, total debt and net debt, net leverage ratio, available liquidity, and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit amounts)		2021	2020	2021	2020

Net income attributable to stapled unitholders		$341.2	$167.6	$1,310.0	$429.8
Add (deduct):
Fair value gains on investment properties, net		(349.1)	(140.8)	(1,298.9)	(273.4)
Fair value losses (gains) on financial instruments		(0.6)	(1.3)	1.2	3.4
Loss on sale of investment properties		0.2	0.7	0.8	0.9
Current income tax expense associated with the sale of an investment property		2.8	0.7	5.1	0.7
Deferred income tax expense		69.9	32.4	229.0	62.5
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		2.3	0.3	3.8	1.4
Non-controlling interests relating to the above		0.1	—	0.3	0.1

FFO	[A]	$66.8	$59.6	$251.3	$225.4
Add (deduct):
Maintenance or improvement capital expenditures incurred		(6.7)	(0.4)	(9.4)	(3.6)
Leasing commissions incurred		—	(0.7)	(2.5)	(0.8)
Tenant allowances incurred		(0.3)	(1.2)	(0.5)	(1.8)
Tenant allowance amortization		1.2	1.3	5.1	5.3
Straight-line rent amortization		(1.8)	(2.5)	(8.8)	(8.8)
AFFO	[B]	$59.2	$56.1	$235.2	$215.7
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$1.02	$1.00	$3.93	$3.98
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.90	$0.94	$3.68	$3.81
Basic weighted average number of stapled units	[C]	65.7	59.4	64.0	56.6
Diluted weighted average number of stapled units	[D]	65.8	59.5	64.0	56.7

(3)

AFFO payout ratio is calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a non-IFRS ratio widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)		2021	2020	2021	2020

Monthly distributions declared to unitholders	[A]	$49.8	$44.3	$192.6	$165.4
FFO		66.8	59.6	251.3	225.4
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	4.0	—
Accelerated amortization of credit facility deferred finance fees		—	—	0.5	—

FFO adjusted for the above	[B]	$66.8	$59.6	$255.8	$225.4
AFFO		59.2	56.1	235.2	215.7
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	4.0	—
Accelerated amortization of credit facility deferred finance fees		—	—	0.5	—

AFFO adjusted for the above	[C]	$59.2	$56.1	$239.7	$215.7

AFFO payout ratio	[A]/[C]	84%	79%	80%	77%

(4)

Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

	Sq ft(1)	Three Months Ended December 31,				Sq ft(1)	Years Ended December 31,
	(in millions)	2021	2020	$ change	% change	(in millions)	2021	2020	$ change	% change
Revenue		$105.3	$93.2	12.1			$393.5	$340.2	53.3
Less: Property operating costs		19.0	15.7	3.3			60.8	47.2	13.6
NOI		$86.3	$77.5	8.8	11.4%		$332.7	$293.0	39.7	13.5%
Add (deduct):
Straight-line rent amortization		(1.8)	(2.5)	0.7			(8.8)	(8.8)	—
Tenant incentive amortization		1.2	1.3	(0.1)			5.1	5.3	(0.2)
NOI - cash basis	55.1	$85.7	$76.3	9.4	12.3%	55.1	$329.0	$289.5	39.5	13.6%
Less NOI - cash basis for:
Acquisitions	10.9	(11.4)	(1.2)	(10.2)		16.3	(58.3)	(13.0)	(45.3)
Developments	—	—	—	—		0.5	(2.5)	(0.4)	(2.1)
Dispositions and assets held for sale	1.5	(1.3)	(1.9)	0.6		2.0	(5.9)	(9.5)	3.6
Same property NOI - cash basis	44.2	$73.0	$73.2	(0.2)	(0.3)%	38.3	$262.3	$266.6	(4.3)	(1.6)%
Constant currency same property NOI - cash basis(2)	44.2	$73.0	$70.1	2.9	4.0%	38.3	$262.3	$255.8	6.5	2.5%

(1)

The square footage relating to the NOI — cash basis represents GLA of 55.1 million square feet as at December 31, 2021. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.

(2)	Constant currency same property NOI—cash basis is calculated by converting the comparative same property NOI—cash basis at current foreign exchange rates.

(5)

Total debt is calculated as the sum of all current and non-current debt, the net mark to market fair value of cross-currency interest rate swaps and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the cross-currency interest rate swaps and lease obligations for the purposes of monitoring the Trust’s debt levels

(6)

The net leverage ratio is calculated as the net debt (a non-IFRS performance measure defined above) divided by the fair value of investment properties. The net leverage ratio is a non-IFRS ratio used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

As at December 31,		2021	2020
Unsecured debt, net		$2,425.1	$2,178.1
Cross currency interest rate swaps, net		(44.1)	85.6
Lease obligations		32.2	33.8
Secured debt		0.8	—
Total debt		$2,414.0	$2,297.5
Less: cash and cash equivalents		402.5	831.3
Net debt	[A]	$2,011.5	$1,466.2

Investment properties	[B]	$7,971.2	$5,855.6

Net leverage ratio	[A]/[B]	25%	25%

(7)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

(8)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, for the month of December 2021 or December 2020, as applicable, recognized in accordance with IFRS, multiplied by 12 months.

(9)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, three such assets that were held for sale at December 31, 2021 were excluded from investment properties and related metrics at December 31, 2021.

(10)

Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the credit facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of the COVID-19 pandemic, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under its ATM Program; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the properties in Mississauga and Ajax, Ontario and Whitestown, Indiana and the enhancement to the yields of such properties from such potential expansion and rental growth; the construction on and development yield of the site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on land in Fort Worth, Texas; the construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the construction of a modern distribution facility on the 50.8 acre site in Murfreesboro, Tennessee; the development of three modern distribution facilities in Lebanon, Tennessee, and the yield from the development; the development of a multi-phased business park on the 92.2 acre site in Brantford, Ontario, and the potential yield from the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2021 dated March 9, 2022, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.